UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2022.

Commission File Number 001-38176

Venator Materials PLC

(Exact name of Registrant as specified in its charter)

England and Wales

(Jurisdiction of incorporation or organization)

Titanium House, Hanzard Drive, Wynyard Park Stockton-On-Tees, TS22 5FD, United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: ☒ Form 20-F ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

2022 Annual General Meeting Results

The 2022 Annual General Meeting of Shareholders (the “AGM”) of Venator Materials PLC (the “Company”) was held on June 6, 2022.

The Company’s shareholders voted on the following proposals at the AGM and cast their votes as follows:

Proposal 1	The eight nominees named below were elected to serve as directors of the board of directors, to serve until the 2023 Annual General Meeting, and the voting results were as follows:

Directors	For	Against	Abstain	Broker Non-Votes
Dr. Barry B. Siadat	73,284,727	308,876	370,978	11,385,886
Simon Turner	73,284,881	308,868	370,832	11,385,886
Aaron C. Davenport	73,285,222	307,041	372,318	11,385,886
Daniele Ferrari	69,271,898	4,391,702	300,981	11,385,886
Peter R. Huntsman	68,782,070	4,849,878	332,633	11,385,886
Heike van de Kerkhof	67,224,900	6,632,341	377,340	11,385,886
Vir Lakshman	73,312,080	273,833	378,668	11,385,886
Kathy D. Patrick	69,201,107	4,460,041	303,433	11,385,886

Proposal 2	The vote to receive the U.K. audited annual report and accounts and related directors’ and auditors’ reports for the year ended December 31, 2021 was approved as set forth below.

For	Against	Abstain	Broker Non-Votes
73,560,701	99,854	304,026	11,385,886

Proposal 3	The non-binding advisory vote to approve the directors' remuneration report for the year ended December 31, 2021 was approved as set forth below.

For	Against	Abstain	Broker Non-Votes
68,792,061	4,922,948	249,572	11,385,886

Proposal 4	The ratification of the appointment of Deloitte & Touche LLP as independent registered public accounting firm for the year ended December 31, 2022 was approved as set forth below.

For	Against	Abstain
84,540,859	170,542	639,066

Proposal 5	The vote to approve the re-appointment of Deloitte LLP as U.K. statutory auditor until the next annual general meeting at which the Company’s annual report and accounts are laid was approved as set forth below.

For	Against	Abstain
84,521,945	190,456	638,066

Proposal 6	The vote to authorize the Company’s board of directors or the Audit Committee to determine the remuneration of Deloitte LLP as U.K. statutory auditor was approved as set forth below.

For	Against	Abstain	Broker Non-Votes
73,403,401	259,894	301,286	11,385,886

Proposal 7	The vote to authorize the Company and its current or future subsidiaries to make political donations and incur political expenditure was approved as set forth below.

For	Against	Abstain	Broker Non-Votes
73,227,965	425,973	310,643	11,385,886

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

VENATOR MATERIALS PLC

/s/ SEAN PETTEY
Assistant Secretary

Dated: June 8, 2022